October 12, 2005

Room 4561

Walter K. Weisel
Chief Executive Officer
17105 San Carlos Boulevard, Suite A1651
Fort Myers, Florida 33931

Re:  	Innova Holdings, Inc.
	Registration Statement on Form SB-2/A
      Filed September 30, 2005
      File No. 333-127368

      Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed on July 29, 2005
      Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
      Filed on July 29, 2005
      Form 10-QSB for Fiscal Quarter Ended June 30, 2005
      Filed on August 22, 2005
      File No. 0-33231

Dear Mr. Weisel:

	This is to advise you that we have limited our review of the above-referenced filings to the responses to our comment letter dated
September 2, 2005 and other matters addressed in the comments below.
Please respond to our comments that pertain to the Form 10-KSB/A, Form 10-QSB/A and Form 10-QSB within 10 business days of the date of this letter.

Registration Statement on Form SB-2, as amended

Prospectus Cover Page
1. We refer you to comment 2 of our letter dated September 2, 2005.
We note disclosure in this section that states "[w]ith the exception of Cornell Capital Partners, Monitor and the other selling shareholders, which are each an "underwriter" within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering." However, only Cornell Capital Partners is named as an underwriter in the "Plan of Distribution" section. Please advise or revise accordingly.




Risk Factors page 5
2. Consider whether risk factor disclosure is appropriate to address the ineffective [disclosure] controls and procedures and internal controls over financial reporting you describe in the proposed revisions to your periodic reports.

Selling Stockholders, page 13
3. Please advise as to any affiliation between Monitor Capital, Inc.
and Cornell Capital Partners.

Signatures, page II-11
4. Please revise, if true, to indicate that Mr. Gartlan is also signing as Principal Accounting Officer or Controller. See
Instruction to Signatures to Form SB-2.

Supplemental response with proposed revisions to your Form 10-KSB/A for the fiscal year ended December 31, 2004 filed on July 29, 2005
5. We note that in your first paragraph, after defining disclosure controls and procedures you state your officers concluded your "controls and procedures were ineffective." Please revise to indicate, if true, that your disclosure controls and procedures were ineffective. In responding to this comment and the following comments please also revise disclosure in all the above-referenced periodic reports.
6. Please disclose here, or elsewhere as appropriate, such as your "Management`s Discussion and Analysis" section, whether there are any material costs associated with the "corrective" measures discussed in your response to comment 4 of our letter dated September 2, 2005.
7. We reissue comment 5 of our letter dated September 2, 2005, in part. Please revise to expressly identify all material weaknesses and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness.










Supplemental response with proposed revisions to your Form 10-QSB for the fiscal quarter ended June 30, 2005 filed August 22, 2005
8. We note you only reevaluated your internal controls over financial reporting and disclosure controls and procedures after receipt of a letter from the SEC Staff dated June 22, 2005. Please advise why you believe that your disclosure controls and procedures were effective on June 30, 2005.
9. We reissue comment 7 of our letter dated September 2, 2005 in part. It appears from the timeline provided in the proposed disclosure that there may have been changes to your internal controls over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please revise to provide the disclosure pursuant to Item 308(c) of Regulation S-B or advise why there were no such changes.

							*  *  *

      If you have any questions, please contact Adam Halper at
(202)
551-3482.  If you need additional assistance you may contact me at
(202) 551-3730.



							Sincerely,



							Barbara C. Jacobs
							Assistant Director



cc:  	Robert L. Davidson, Esq.
	400 Park Avenue, Suite 1430
	New York, NY 10022
	Fax: (212) 277-7401


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Walter K. Weisel
Innova Holdings, Inc.
October 12, 2005
Page 1